Dreyfus Premier Municipal Bond Fund
Statement of Investments
July 31, 2004 (Unaudited)

Long Term Municipal Investments--98.6%	Principal Amount($)	Value($)
Alabama--1.0%		
University of Alabama, HR		
5.75%, 9/1/2020 (Insured; MBIA)	3,000,000	3,277,710
California--10.4%		
California:		
5.625%, 5/1/2018	5,550,000	6,053,496
5.625%, 5/1/2020	5,715,000	6,171,628
California Department of Water Resources,		
Power Supply Revenue		
6%, 5/1/2015	6,000,000	6,703,260
California Public Works Board, LR		
(Dept. of Corrections - Corcoran II)		
5.50%, 1/1/2017 (Insured; AMBAC)	5,000,000	5,309,800
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue		
6%, 1/1/2034 (Prerefunded 1/1/2007)	5,000,000	5,465,650
Port Oakland, Revenue		
5.50%, 11/1/2020 (Insured; FGIC)	4,085,000	4,331,326
Colorado--12.9%		
Arapahoe County Capital Improvement Trust Fund,		
Highway Revenue (E-470 Project):		
Zero Coupon, 8/31/2005	2,530,000	2,483,321
Zero Coupon, 8/31/2007 (Prerefunded 8/31/2005)	4000000[a]	3,503,760
7%, 8/31/2026 (Prerefunded 8/31/2005)	11000000 [a]	11,964,920
Denver City and County, Airport Revenue:		
5%, 11/15/2008	3,515,000	3,750,681
6%, 11/15/2017 (Insured; AMBAC)	5,000,000	5,501,700
7.50%, 11/15/2023 (Insured; MBIA)	9,715,000	10,060,757
Northwest Parkway Public Highway Authority, Revenue:		
Zero Coupon, 6/15/2027 (Insured; AMBAC)	6,125,000	1,579,821
7.125%, 6/15/2041	3,250,000	3,427,580
Connecticut--7.4%		
Connecticut:		
10.240%, 6/15/2011	4000000 [b,c]	5,065,600
9.740%, 12/15/2015	3700000 [b,c]	4,709,730

	Principal Amount ($)	Value ($)
Connecticut Development Authority, PCR (Connecticut Light & Power) 5.85%, 9/1/2028	1,250,000	1,301,137
Connecticut Special Obligation Rate Reduction 5%, 12/30/2010	4,620,000	5,074,931
Mashantucket Western Pequot Tribe, Special Revenue 5.75%, 9/1/2027	8000000 [c]	8,142,240

Delaware--1.0%

Delaware Housing Authority, MFMR 7%, 5/1/2025	3,725,000	3,388,521

Florida--.8%

Highlands County Health Facilities Authority, Revenue (Adventist/Sunbelt) 6%, 11/15/2031	2,500,000	2,634,725

Georgia--3.0%

Georgia 5.25%, 7/1/2017	5,000,000	5,417,050
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State University Foundation) 5.50%, 9/1/2024	4,490,000	4,517,344

Illinois--2.5%

Carol Stream, First Mortgage Revenue (Windsor Park Manor Project) 6.50%, 12/1/2007	1,445,000	1,551,265
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facility):		
8.75%, 3/1/2010	107,000	107,167
8.25%, 8/1/2012	1,465,000	1,350,906
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion) 5.50%, 6/15/2023 (Insured; MBIA)	5,000,000	5,364,150

Kansas--1.6%

Wichita, HR (Via Christi Health System, Inc.):		
6.25%, 11/15/2019	2,000,000	2,191,280
6.25%, 11/15/2020	3,000,000	3,277,230

Maryland--.6%

Maryland Energy Financing Administration, SWDR (Wheelabrator Water Projects) 6.45%, 12/1/2016	2,100,000	2,204,307

	Principal Amount ($)	Value ($)
Massachusetts--6.9%		
Massachusetts (Consolidated Loan)		
5%, 8/1/2024	4,500,000	4,576,185
Massachusetts Health and Educational Facilities Authority,		
Revenue (Harvard University)		
5.75%, 1/15/2012	4,075,000	4,660,741
Massachusetts Industrial Finance Agency, Revenue:		
Health Care Facility (Metro Health Foundation,		
Inc. Project) 6.75%, 12/1/2027	8,000,000	7,391,920
Water Treatment (American Hingham)		
6.95%, 12/1/2035	2,640,000	2,779,392
Route 3 North Transportation Improvement Association, LR		
5.75%, 6/15/2017 (Insured; MBIA)	3,000,000	3,337,830
Michigan--1.1%		
Michigan Hospital Finance Authority, Revenue		
9.461%, 11/15/2007	3225000 [b,c]	3,744,161
Missouri--.3%		
Saint Louis Industrial Development Authority		
(Saint Louis Convention) 7.25%, 12/15/2035	1,425,000	1,254,613
New Jersey--6.5%		
New Jersey Economic Development Authority, Revenue		
9.240%, Series A, 6/15/2016	2495000 [b,c]	2,903,856
9.240%, Series B, 6/15/2016	2495000 [b,c]	2,890,058
(School Facilities - Construction 2001):		
5.25%, 6/15/2015 (Insured; AMBAC)	10,000	10,819
5.25%, 6/15/2016 (Insured; AMBAC)	10,000	10,792
New Jersey Turnpike Authority, Turnpike Revenue:		
10.721%, 1/1/2011	6350000 [b,c]	8,204,073
5.625%, 1/1/2015 (Insured; MBIA)	945,000	1,036,722
5.50%, 1/1/2030 (Insured; MBIA)	6,000,000	6,266,400
New Mexico--1.7%		
Farmington, PCR		
(Public Service Co. - San Juan Project)		
6.375%, 4/1/2022	1,430,000	1,500,242
New Mexico Finance Authority,		
Transportation Revenue		
5.25%, 6/15/2020 (Insured; MBIA)	4,000,000	4,294,600

	Principal Amount ($)	Value ($)
New York--6.8%		
New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue:		
6%, 6/15/2033 (Prerefunded 6/15/2010)	3085000 [a]	3,574,991
6%, 6/15/2033	1,915,000	2,176,225
New York State Dormitory Authority, Revenues:		
(City University Systems) 5.50%, 7/1/2018	5,175,000	5,557,484
(New York University):		
6%, 7/1/2017 (Insured; MBIA)	3,500,000	4,144,280
5.75%, 7/01/2027 (Insured; MBIA)	6,000,000	6,812,160
North Carolina--1.3%		
North Carolina Eastern Municipal Power Agency, Power System Revenue		
7%, 1/1/2013	3,500,000	4,081,280
Ohio--1.7%		
Cuyahoga County, Revenue (Cleveland Clinic Health Systems)		
6%, 1/1/2032	1,000,000	1,059,030
Ohio Water Development Authority, Pollution Control Facilities Revenue		
(Cleveland Electric) 6.10%, 8/1/2020	4,300,000	4,480,858
Oklahoma--2.3%		
Holdenville Industrial Authority, Correctional Facility Revenue:		
6.60%, 7/1/2010 (Prerefunded 7/1/2006)	2045000 [a]	2,264,101
6.70%, 7/1/2015 (Prerefunded 7/1/2006)	4625000 [a]	5,129,217
Pennsylvania--1.8%		
Montgomery County Higher Education and Health Authority, First Mortgage Revenue (AHF/Montgomery, Inc. Project)		
10.50%, 9/1/2020	3,205,000	3,209,968
Rhode Island--.9%		
Providence, Special Tax Increment Obligation		
6.65%, 6/1/2016	3,000,000	2,997,690

	Principal Amount ($)	Value ($)
South Carolina--4.1%		
Greenville County School District,		
Installment Purchase Revenue		
(Building Equity Sooner Tomorrow):		
5.875%, 12/1/2016	6,000,000	6,666,660
5.50%, 12/1/2028	5,000,000	5,103,150
South Carolina Jobs - Economic Development Authority,		
Economic Development Revenue		
(Bon Secours Health System Inc.)		
5.625%, 11/15/2030	1,595,000	1,581,873
Tennessee--3.2%		
Memphis Center Revenue Finance Corp.,		
Sports Facility Revenue		
(Memphis Redbirds) 6.50%, 9/1/2028	8,000,000	7,922,560
Shelby County Health Educational and Housing		
Facilities Board, MFHR (Cameron)		
7.25%, 7/1/2023	2,755,000	2,367,978
Texas--4.4%		
Alliance Airport Authority, Special Facilities Revenue		
(Federal Express Corp. Project) 6.375%, 4/1/2021	5,040,000	5,272,041
Dallas-Fort Worth International Airport Revenue:		
5.50%, 11/1/2021 (Insured; FSA)	3,000,000	3,174,720
5%, 11/1/2035 (Insured; FSA)	1,500,000	1,444,155
Gulf Coast Waste Disposal Authority, Revenue		
(Waste Disposal - Valero Energy Corp.)		
5.60%, 4/1/2032	1,250,000	1,230,025
Sabine River Authority, PCR		
(TXU Energy Company LLC Project)		
6.15%, 8/1/2022	2,995,000	3,112,883
Utah--1.9%		
Carbon County, SWDR		
(Sunnyside Cogeneration-A) 7.10%, 8/15/2023	6,370,000	6,124,118
Virginia--.6%		
West Point Industrial Development Authority, SWDR		
(Chesapeake Corp.)		
6.375%, 3/1/2019	2,000,000	1,881,520
West Virginia--2.0%		
Upshur County, SWDR (TJ International Project)		
7%, 7/15/2025	3,500,000	3,684,660
West Virginia Hospital Finance Authority, HR		
(Charleston Area Medical Center)		
6%, 9/1/2012 (Prerefunded 9/1/2010)	2440000 [a]	2,797,362

	Principal Amount ($)	Value ($)
Wisconsin--2.8%		
Badger Tobacco Asset Securitization Corporation		
Tobacco Settlement Revenue		
7%, 6/1/2028	7,600,000	7,191,880
Wisconsin Health and Educational Facilities Authority,		
Revenue (Aurora Health Care) 6.40%, 4/15/2033	2,000,000	2,074,980
U.S. Related--7.1%		
Commonwealth of Puerto Rico:		
5.65%, 7/1/2015 (Insured; MBIA)	4,000,000	4,581,440
Public Improvement		
5.25%, 7/1/2013 (Insured; MBIA)	6,000,000	6,712,980
Puerto Rico Highway and Transportation Authority,		
Transportation Revenue		
5%, 7/1/2020 (Insured; FGIC)	3,345,000	3,539,278
Puerto Rico Public Finance Corporation 6%, 8/1/2026	7,000,000	8,170,540
Total Long-Term Municipal Investments		
(cost $307,107,659)		**320,867,484**
Short-Term Municipal Investments--.8%		
Philadelphia Hospitals and Higher Education		
Facilities Authority, HR, VRDN		
(Children's Hospital Project) 1.10%		
(cost $ 2,500,000)	2500000 [d]	**2,500,000**
Total Investments (cost $309,607,659)	**99.4%**	**323,367,484**
Cash and Receivables (Net)	**0.6%**	**1,947,327**
Net Assets	**100.0%**	**325,314,811**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are
   used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security - the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2004, these securities
   amounted to $35,659,718 or 11.0% of net assets.

d Securities payable on demand. Variable interest rate--subject to periodic change.